Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PARAMOUNT GLOBAL

ARTICLE I

1. The name of this Corporation is Paramount Global.

ARTICLE II

1. The Registered Office of the corporation in the State of Delaware is located at 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Zip Code 19808. The name of the Registered Agent at such address upon whom process against this corporation may be served is Corporation Service Company.

ARTICLE III

1. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

1. The total amount of stock this corporation is authorized to issue is 1,000 shares with a par value of $0.001 per share.